

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 11, 2018

Alex Martin
Chief Executive Officer
Realm Therapeutics plc
267 Great Valley Parkway
Malvern, PA 19355

> **Re:** **Realm Therapeutics plc**
> **Draft Registration Statement on Form F-1**
> **Submitted April 13, 2018**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 30, 2018**
> **CIK No. 0001718903**

Dear Mr. Martin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. At first use, please define the terms "cytokines", "granulocytes", "neutrophils", "granulocytes", and "anti-pruritic" in order for a lay investor to understand.

3. Please revise to provide information regarding your selling stockholders, consistent with Item 9D of Form 20-F.   We note that you have identified the Registered Holders in the table on page 89, however, you have not indicated the amount and percentage of shares to be held before and after this offering.

Prospectus Cover Page

4. Please tell us how you intend to price the shares being offered, consistent Item 501(b)(3) of Regulation S-K. We note your reference to the AIM market price, however, your disclosure elsewhere states that you offer no assurances that the price of your ordinary shares will correspond to the AIM market price.

Prospectus Summary, page 1

5. We note your statement on page 2 that "[you] believe that [y]our product candidate, which is formulated for topical application, may prove a safer alternative to steroids and immunosuppressants…" Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulators have authority to make. Please delete statements throughout your filing indicating that your product candidates are safe and effective.

6. Please clarify the difference between a "FDA approved prescription drug" and "FDA-cleared 501(k) medical device," in light of your decision to develop HOCI and remove Aurstat from the market. In this regard, we note your disclosure on page 2 indicating that you decided to remove "Aurstat from the market to develop HOCI as an FDA approved prescription drug" and that Aurstat was an "FDA-cleared 501(k) medical device."

Risk Factors, page 9

"Clinical product development involves a lengthy and expensive process…", page 12

7. We note your disclosure on page 14 that "[you] have made the key assumption that the FDA will permit [you] to skip a Phase 1 study [for Acne]." Please clarify here or elsewhere in your filing, the basis for your assumption.

"We are dependent on third parties to support our drug development efforts", page 19

8. We note your disclosure that you "source a critical element of [y]our manufacturing equipment from one supplier." Please tell us what consideration you have given to the filing of your agreement with such supplier. Please refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

9. Please tell us what consideration you have given to the filing of your agreement with Vashe. In this regard, we note that your current source of revenue is the royalty revenue generated from that agreement. Please also revise your disclosure on page 40 to disclose the "defined period" in which you will continue to receive royalties and the material terms of the royalty agreement. Please refer to Item 601(b)(10) of Regulation S-K.

Funding Requirements, page 46

10. We note your disclosure that you expect to fund operating and capital expenses with cash, cash equivalents and marketable securities. Please expand your discussion to quantify, if possible, the funding required to complete the Phase II trial of PR022.

Change of Independent Auditor, page 49

11. We have reviewed your disclosures regarding the change in independent accountants and have the following comments:

• Please revise your disclosures to provide the date(s) Grant Thornton UK LLP resigned as your independent registered public accountant and you engaged KPMG LLP.
• You disclose that Grant Thornton UK resigned, however some of your other disclosures suggest they were dismissed by your Board of Directors, please revise your disclosures to clarify whether Grant Thornton resigned or was dismissed by your Board.
• Please provide your revised disclosures to your former accountant and request that they furnish you with a letter addressed to the Commission stating whether they agree with the statements made by you in response to Item 304(a), and, if not, stating the respects in which they do not agree.
• Lastly, please file the former accountant's letter as an exhibit to your registration statement.

Please refer to Item 4.(d) of Form F-1 and Part II, Item 16F of Form 20-F.

Business, page 51

12. We note your disclosure in the last paragraph of page 51 that "[t]his market is expected to grow to approximately $6 billion by 2022 driven by recent market approvals of Eucrisa, Pfizer's topical PDE-4 inhibitor for mild to moderate AD, and Dupixent, and injectable IL-4, IL-13 inhibitor for moderate to severe AD." Please balance your disclosure by

explaining how these new market approvals will affect competition for your lead product candidate.

13. We note your statement on page 52 that PR022's clinical development is supported by pre-clinical studies that have shown its potential efficacy…." Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulators have authority to make. Please delete your statements indicating that your product candidates are safe and effective.

14. Your disclosure on page 52 discusses how treatment with Aurstat reduced pruritus to a "statistically significant" extent. Please provide an explanation of the term "statistically significant" and discuss how it relates to the FDA's evidentiary standard of efficacy.

15. Please expand your disclosure to explain how you "may use the PR022 formulation for the initial proof of concept study in Acne to expedite entry into the clinic," whether or not this will have any effect on the FDA's approval process and the risks and benefits of doing so.

Our Pipeline, page 53

16. Please revise your table to disclose the Anticipated Milestone for Psoriasis. If this program is still in the discovery phase, please remove it from the table.

Our Proprietary Platform Technology, page 54

17. Please expand your disclosure here, or in your "Intellectual Property Summary" section, to identify in which foreign jurisdictions you have issued and pending patent applications. In this regard, we note your statement in the last sentence of the first paragraph of this section that you have "other international patent protection and in-licenses of certain other HOCI technology applications related to the manufacturing process." This comment also applies to your disclosure of "foreign patent applications pending" and patents applications "outside the United States" referenced in the first and third paragraphs on page 68.

PR022 for the Treatment of Atopic Dermatitis, page 56

18. Please disclose the secondary endpoints of the Phase 2 clinical trial described on page 57.

Lesion Formation in Prevention Model, page 57

19. Please provide a brief explanation of the term "p-value" and how it is used to measure statistical significance.

Effects on Cytokine Levels in Therapeutic Model, page 61

20. You mention that cytokine levels were significantly reduced and you identify some examples. Clarify whether other cytokine levels were not significantly reduced and disclose the impact of this finding.

Aurstat Licensing History, page 64

21. Please expand your disclosure to describe the "improved properties" in the PR022 gel that are different from Aurstat.

Aurstat Initial Clinical Data, page 64

22. If you have chosen not to market Aurstat and it was approved as a device, not as a drug, tell us why you believe including this information is material to investors.

RLM023 for the Treatment of Acne, page 65

23. Please disclose competing products that comprise the current market of $4B in current prescription drugs and the new agents in development.

24. You mention that your HOCI formulation demonstrated a reduction in the expression of pro-inflammatory cytokines, however, without providing additional quantified information about the reduction and the other results of the pre-clinical studies, this statement is insufficient and should be removed. This comment also applies to a similar statement you make with respect to your Psoriasis discussion.

Intellectual Property Summary, page 67

25. At first use, please define the term PCT on page 68.

26. Please expand your disclosure to provide the expiration date for the amended exclusive license from Prof. Vitold Bakhir.

Governing Law/Waiver of Jury Trial, page 120

27. We note that parties to the Deposit Agreement waive their right to a jury trial. Tell us how this waiver is consistent with Section 14 of the Securities Act.

You may contact Sondra Snyder, Staff Accountant, at (202) 551- 3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551- 3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products